October 5, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Donald Field

Re: Augmedix, Inc.

Registration Statement on Form S-1

(File No. 333-259331)

Acceleration Request

Requested Date: October 7, 2021

Requested Time: 4:00 PM ET

Dear Mr. Field:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), William Blair & Company, L.L.C., as representative of the several underwriters, hereby joins Augmedix, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-259331) (the “Registration Statement”) to become effective on October 7, 2021, at 4:00 p.m. ET, or as soon thereafter as may be practicable.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

WILLIAM BLAIR & COMPANY, L.L.C.

By:	/s/ Gary Morabito
Name:	Gary Morabito
Title:	Managing Director

[Signature Page to Acceleration Request]